Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention:      Tara Harkins

Terence O’Brien

David Gessert

Tim Buchmiller

Re:  Olink Holding AB (publ)
Draft Registration Statement on Form F-1
Submitted on December 11, 2020
CIK No. 0001835539

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Olink Holding AB (publ), formerly known as Knilo Holdco AB (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, confidentially submitted on December 11, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated January 7, 2021 addressed to Jon Heimer, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission

January 29, 2021

Draft Registration Statement on Form F-1 submitted on December 11, 2020

Risk Factors

Because we have elected to take advantage of the “controlled company” exemption…, page 50

1.	Please expand to disclose the percentage of your voting power Summa Equity AB currently beneficially owns and is expected to beneficially own immediately following the closing of the offering. Additionally, disclose that you are a controlled company in the Prospectus Summary.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 7, 11, 139, 140 and 142 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that the percentage of voting power that Summa Equity AB will own immediately following the closing of the offering will be provided in a subsequent amendment to the Draft Registration Statement based on the final number of ADSs proposed to be sold in the offering.

Use of Proceeds, page 63

2.	We note that you plan to use a portion of the proceeds of this offering to repay your current outstanding credit facilities. Please expand to disclose the amount outstanding under these facilities and the material terms of repayment. Please also expand to disclose the amount outstanding under those facilities as of the latest practicable date and describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Please refer to Item 3.C.4 of Part I of Form 20-F.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 64 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that a determination as to which outstanding credit facilities will be repaid and the amounts thereof depends on the final size of the offering and the proceeds to the Company. As a result, the Company respectfully advises the Staff that it will update its disclosure to include the interest rate and maturity of such indebtedness to be repaid and amounts outstanding as of a recent practicable date in a subsequent amendment to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Indicators of Performance and Financial Condition, page 75

3.	We note that you eliminate management adjustments when calculating non-IFRS Adjusted EBITDA and that you believe that these costs are not reflective of your normal course of business. We further note that these costs consist of impairment of intangible assets; system and process improvements, integration and reorganization costs; and recognition of the step up in inventory. Please revise to quantify and describe the nature of these costs and explain why these costs are not normal recurring expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

U.S. Securities and Exchange Commission

January 29, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 77 of Amendment No. 1 in response to the Staff’s comment to both quantify and describe the nature of these costs to support the Company’s conclusion that such expenses are not normal recurring expenses necessary to operate the Company’s business and are not in violation of Rule 100(b) of Regulation G.

4.	Further, we note that several of these management reconciling items appear to be recurring in nature since you reported similar costs in the comparable periods. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Otherwise, revise your presentation to comply.

RESPONSE: The Company acknowledges the Staff’s comment, noting that the Successor period ended December 31, 2019 and the Predecessor period ended March 7, 2019 are not representative of comparable periods, but rather reflect the pre and post-acquisition periods within one fiscal year. As described in the Company’s response to the Staff’s Comment 3, management adjustments, presented within the Successor and Predecessor periods, all relate to acquisition related costs associated with the Summa acquisition, which is considered a one-time event. Given these facts, the Company does not consider these items to be normal and recurring as they are specific to this transaction, and therefore their inclusion is not in violation of Item 10(e) of Regulation S-K.

Business

Overview, page 91

5.	We note your disclosure here and elsewhere that your customers carefully and rigorously vet and validate your technology before adopting Olink. Please expand your disclosure to describe the process whereby customers vet your technology.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 125 of Amendment No. 1 in response to the Staff’s comment.

6.	We note your disclosure in the last paragraph on page 93 and on page 3 that you plan to increase your library to approximately 3,000 protein biomarker targets in 2021 and to over 6,000 protein biomarker targets over time. Please expand your disclosure to describe how you plan to accomplish this in greater detail. We also understand from your disclosure that your detection technology relies on a matched pair of two antibodies each with a complementary DNA tag that hybridizes when in close proximity. Please clarify whether expanding your biomarker targets beyond your current library could be limited if some proteins require more than two antibodies for identification.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 94, 102, 103 and 127 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 29, 2021

7.	We note your disclosure that you anticipate that the first diagnostic protein signature based on PEA will be commercialized by one of your customers in the diagnostics market in 2021. Please clarify how you plan to derive revenue from such commercialization.

RESPONSE: The Company respectfully advises the Staff that the LDT commercialized by one of the Company's customers results from a standard customer arrangement between the Company and its customers, and the commercial terms of such contracts vary on a case by case basis. The Company generally derives revenues from such customer relationships based on the fixed price of the sale of the kit products and. in certain cases such as that referenced in Comment 7, low royalties based on net sales of the commercialized product in the customers' end markets. The Company respectfully notes that these customer arrangements will vary on a case-by-case basis and as of the date hereof, no single customer agreement is individually material in terms of revenue.

Our Market Opportunity, page 112

8.	We note that you estimate your addressable market is $35 billion, which consists of a $19 billion research opportunity and a $16 billion clinical opportunity. Please expand your disclosure to describe how you developed this estimate.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4, 95, 96, 114 and 115 of Amendment No. 1 in response to the Staff’s comment.

Intellectual Property, page 124

9.	Please expand your disclosure to discuss the durations of the patents you own or in-license.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 128 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 29, 2021

Related Party Transactions

Management Services Agreement, page 137

10.	Please disclose if payments will be made to Summa Equity AB under the Management Services Agreement after the consummation of your offering and how any such payments would be determined. Please also file this agreement as an exhibit to your registration statement o[r] tell us why such agreement is not required to be filed.

RESPONSE The Company respectfully advises the Staff that it has revised its disclosure on page 142 to reflect that the Management Services Agreement will be terminated in connection with the offering and that no fees will be paid by the Company in connection with such termination.

Principal Shareholders, page 139

11.	Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater shareholder identified in your table.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 144 and 145 of Amendment No. 1 in response to the Staff’s comment.

Description of Share Capital and Articles of Association, page 140

12.	We note from your introduction to this section that your summary of your share capital stock is qualified by reference to “applicable Swedish law.” You may not qualify disclosure by reference to information outside the registration statement. Please revise as appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 146 of Amendment No. 1 in response to the Staff’s comment.

13.	We note your disclosure on page 55 that your articles of association will provide that the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act. Please expand your disclosure in this section to clearly describe your federal forum provision, address any uncertainty as to its enforceability and discuss the impact it may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

U.S. Securities and Exchange Commission

January 29, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 54 and 55 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully submits that it has disclosed the uncertainties as to enforceability and impacts this may have on investors on pages 54 and 55.

14.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

***

If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8821.

Sincerely,

/s/ Kristopher D. Brown, Esq.
Kristopher D. Brown, Esq.

Enclosures

cc:	Jon Heimer, Chief Executive Officer, Olink Holding AB (publ)
Oskar Hjelm, Chief Financial Officer, Olink Holding AB (publ)
 Linda Ramirez-Eaves, Esq., General Counsel, Olink Holding AB (publ)
Stephanie Richards, Esq., Goodwin Procter LLP